Exhibit 99.1

Purple Biotech Reports Third Quarter 2025 Financial Results and Provides Business Update

Initiated development of a second CAPTN-3 tri-specific antibody targeting TROP2

Manufacturing milestone achieved for IM1240, the first tri-specific 5T4-targeting antibody from the CAPTN-3 platform

Cash position of $10.5 million as of September 30, 2025, with an anticipated cash runway into the first half of 2027, supporting the development of our CAPTN-3 technology platform through significant milestones

REHOVOT, Israel, Nov. 14, 2025 (GLOBE NEWSWIRE) – Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance, announced today financial results for the three months ended September 30, 2025, and provided a business update.

“During the quarter, we secured the necessary funds to support the development of our CAPTN-3 technology platform through significant milestones. We plan to conduct non-GLP and GLP toxicology studies, submit an Investigational New Drug application (IND) and initiate a Phase 1 study for IM1240 in 2026. CAPTN-3 continues to produce tri-specific NK and T cell engagers with a novel, differentiated tumor-associated antigen arm. IM1240, the first tri-specific antibody from the platform, targets 5T4, and IM1305, with a TROP2 antigen-targeting arm, has recently entered the development pipeline,” said Purple Biotech CEO Gil Efron. “While the versatility and applicability of the CAPTN-3 tri-specific construct are only beginning to garner attention, we believe in its synergistic, yet safe activation of both the innate and adaptive immune systems to help overcome tumor immune evasion.”

Recent Clinical and Corporate Highlights:

CAPTN-3 Tri-Specific Antibody Platform

●	Nominated IM1305 as the second tri-specific antibody development candidate from the CAPTN-3 platform, targeting TROP2 in addition to masked CD3 and NKG2A arms (capped-CD3xTROP2xNKG2A)

●	IM1240, the first CAPTN-3 tri-specific antibody development candidate targeting 5T4 (capped-CD3x5T4xNKG2A), achieved a manufacturing and scalability milestone with a commercially viable yield.

●	In collaboration with Mt. Sinai Principal Investigator Dr. Amir Horowitz, demonstrated IM1240-induced tumor cell death in patient-derived, treatment-resistant head and neck biopsies

●	IM1240 is advancing toward first-in-human clinical trials, with IND submission and study initiation planned for 2026

CM24 (α-CEACAM1 monoclonal antibody)

●	The biomarkers identified in the CM24 Phase 2 study will be used for patient selection in the Phase 2b study, which is subject to partnering.

●	Detailed design for the next study focuses on two main objectives:

○	A separate arm testing CM24 alone in combination with standard of care to assess the contribution of each component. The second arm will test CM24 plus anti-PD1 plus standard of care. The third arm will test standard of care alone.

○	Selection of patients based on the identified biomarkers, which are expected to result in better outcomes for patients in the treatment arms.

NT219 (IRS1/2 degrader and STAT3 blocker)

●	Received an intention to grant a European patent covering NT219 combinations with immunotherapies or MEK inhibitors to overcome tumor resistance

●	Ongoing NT219 Phase 2 study in recurrent and/or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN) to evaluate NT219 in combination with pembrolizumab (Keytruda) or cetuximab (Erbitux)

●	The Phase 2 study is led by Dr. Antonio Jimeno, Professor and Director of the Head and Neck Cancer Program, and Principal Investigator Dr. Alice Weaver, at the University of Colorado Anschutz Medical Campus

Financial Results for the Three Months Ended September 30, 2025

Research and Development Expenses were $0.6 million for the three months ended September 30, 2025, representing a decrease of $0.8 million, or 56.4%, from $1.3 million in the same period of 2024. The decrease was primarily attributable to reduced costs associated with the CM24 Phase 2 study.

General and Administrative Expenses were $0.8 million for the three months ended September 30, 2025, consistent with the $0.8 million reported in the same period of 2024, reflecting continued cost management discipline.

Operating Loss was $1.4 million for the three months ended September 30, 2025, a decrease of $0.8 million, or 35.8%, compared to $2.1 million in the same period of 2024, mainly due to the decrease in the CM24 Phase 2 study expenses.

Adjusted Operating Loss (as reconciled below) was $1.3 million for the three months ended September 30, 2025, a decrease of $0.7 million compared to $2.0 million in the same period of 2024, primarily due to the decrease in the CM24 Phase 2 study expenses.

Finance Income, net, was $0.1 million for the three months ended September 30, 2025, compared to $1.5 million in the same period of 2024, representing a decrease of $1.4 million, primarily attributable to a lower non-cash gain from the revaluation of outstanding warrants and issuance-related expenses.

Net Loss was $1.3 million, or $0.29 per basic and diluted ADS, for the three months ended September 30, 2025, compared to a net loss of $0.7 million, or $0.39 per basic and diluted ADS, in the same period of 2024. The year-over-year change was primarily attributable to a $0.8 million reduction in operating expenses and a $1.4 million decrease in finance income, net.

As of September 30, 2025, Purple Biotech had cash and cash equivalents and short-term deposits of $10.5 million. The Company’s cash runway is expected into the first half of 2027.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes CAPTN-3, CM24 and NT219. The Company is advancing CAPTN-3, a preclinical platform of conditionally activated tri-specific antibodies, which engage both T cells and NK cells to induce a strong, localized immune response within the tumor microenvironment. The cleavable capping technology confines the compound’s therapeutic activity to the local tumor microenvironment, thereby potentially increasing the anticipated therapeutic window in patients. The third arm specifically targets the Tumor Associated Antigen (TAA). The technology presents a novel mechanism of action by unleashing both innate and adaptive immune systems to mount an optimal anti-tumoral immune response. IM1240 is the first tri-specific antibody in development that targets the 5T4 antigen, which is expressed in a variety of solid tumors and is associated with advanced disease, increased invasiveness, and poor clinical outcomes. IM1305 is the second tri-specific antibody from the CAPTN-3 platform that targets the TROP2 TAA, which is expressed in variety of tumor types. CM24 is a humanized monoclonal antibody that blocks CEACAM1, which supports tumor immune evasion and survival through multiple pathways. CEACAM1 on tumor cells, immune cells and neutrophil extracellular traps is a novel target for the treatment of multiple cancer indications. As proof of concept of these novel pathways, the Company completed a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC) with CM24 as a combination therapy with the anti-PD-1 checkpoint inhibitor nivolumab and chemotherapy, demonstrating clear and consistent improvement across all efficacy endpoints and the identification of two potential serum biomarkers and other potential tissue biomarkers. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. A Phase 1 dose escalation study was concluded as a monotherapy and in combination with cetuximab, in which NT219 demonstrated anti-tumor activity in combination with cetuximab in second-line patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN). A Phase 2 study in collaboration with the University of Colorado Anschutz Medical Campus, to treat R/M SCCHN patients with NT219 in combination with cetuximab or pembrolizumab was initiated. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Non-IFRS Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with International Financial Reporting Standards (“IFRS”), including adjusted operating loss. This non-IFRS measure is not based on any standardized methodology prescribed by IFRS and is not necessarily comparable to similar measures presented by other companies. Adjusted operating loss adjusts for non-cash share-based compensation expenses. The Company’s management and board of directors utilize this non-IFRS financial measure to evaluate the Company’s performance. The Company provides this non-IFRS measure of the Company’s performance to investors because management believes that this non-IFRS financial measure, when viewed with the Company’s results under IFRS and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, this non-IFRS measure is not a measure of financial performance under IFRS and, accordingly, should not be considered as an alternative to IFRS measures as indicators of operating performance. Further, this non-IFRS measure should not be considered a measure of the Company’s liquidity. A reconciliation of certain IFRS to non-IFRS financial measures has been provided in the tables included in this press release.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and IM1240; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2024 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date on which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:
IR@purple-biotech.com

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Financial Position

	September 30,	December 31,
	2025	2024
	USD thousand	USD thousand
Assets
Cash and cash equivalents	9,592	7,401
Short term deposits	862	848
Other investments	-	275
Other current assets	320	384

Total current assets	10,774	8,908
Non-current assets
Right of use assets	323	164
Fixed assets, net	122	124
Intangible assets	27,842	27,842

Total non-current assets	28,287	28,130

Total assets	39,061	37,038

Liabilities
Lease liability - short term	207	183
Trade payable	605	1,455
Warrants	4,072	1,149
Other payables	1,173	1,200

Total current liabilities	6,057	3,987

Non-current liabilities
Lease liability - long term	49	-
Post-employment benefit liabilities	140	140

Total non-current liabilities	189	140
Equity
Share capital, no par value	-	-
Share premium	151,830	147,631
Receipts on account of warrants	21,145	21,145
Capital reserve for share-based payments	7,430	8,875
Capital reserve from transactions with related parties	761	761
Capital reserve from transactions with non-controlling interest	(859)	(859)
Accumulated loss	(147,534)	(144,693)

Equity attributable to owners of the Company	32,773	32,860
Non-controlling interests	42	51

Total equity	32,815	32,911

Total liabilities and equity	39,061	37,038

Condensed Consolidated Unaudited Interim Statements of Operations and Other Comprehensive Income

	For the nine months ended September 30,		For the three months ended September 30,
	2025	2024	2025	2024
	USD thousand	USD thousand	USD thousand	USD thousand

Research and development expenses	1,903	7,162	587	1,348
Sales, general and administrative expenses	2,110	2,625	780	785
Impairment loss	-	202	-	-

Operating loss	4,013	9,989	1,367	2,133

Finance expenses (income) from financial instruments	(951)	(3,265)	56	(1,846)
Finance expense	16	552	5	511
Finance income	(228)	(412)	(123)	(130)

Finance income, net	(1,163)	(3,125)	(62)	(1,465)

Loss for the period	2,850	6,864	1,305	668

Other Comprehensive Profit:
Items that will be transferred to profit or loss:
Loss on cash flow hedges	-	21	-	-

Total comprehensive loss for the period	2,850	6,885	1,305	668

Loss attributable to:
Owners of the Company	2,841	6,830	1,303	663
Non-controlling interests	9	34	2	5

	2,850	6,864	1,305	668

Total comprehensive loss attributable to
Owners of the Company	2,841	6,851	1,303	663
Non-controlling interests	9	34	2	5

	2,850	6,885	1,305	668

Loss per share information
Basic and diluted loss per Share – USD	0.004	0.023	0.001	0.002
Number of Shares used in calculation	662,986,963	300,464,112	911,039,091	346,512,976
Loss per ADS information (where 1 ADS represents 200 shares)
Basic and diluted loss per ADS – USD	0.86	4.57	0.29	0.39
Number of ADSs used in calculation	3,314,935	1,502,321	4,555,195	1,732,565

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the nine months ended September 30,
	2025	2024
	USD thousand	USD thousand
Cash flows from operating activities:
Loss for the period	(2,850)	(6,864)
Adjustments:
Depreciation	150	146
Impairment loss	-	202
Finance income, net	(1,163)	(3,125)
Share-based payments	352	616

	(3,511)	(9,025)

Changes in assets and liabilities:
Changes in other investments and other current assets	(135)	(22)
Changes in trade payables	(843)	(1,628)
Changes in other payables	(100)	(1,678)
	(1,078)	(3,328)

Net cash used in operating activities	(4,589)	(12,353)

Cash flows from investing activities:
Proceed from other investments	610	187
Interest received	134	282
Decrease (increase) in short-term deposits	(14)	2
Disposals of fixed assets	6	-

Net cash provided by investing activities	736	471

Cash flows from financing activities:
Proceeds from issuance ADSs	2,895	1,442
ADS issuance expenses paid	(387)	(160)
Proceeds from issuance of warrants	4,240	2,028
Warrants issuance expenses paid	547	(308)
Repayment of lease liability	(156)	(135)
Interest paid	(9)	(32)

Net cash provided by financing activities	6,036	2,835

Net decrease in cash and cash equivalents	2,183	(9,047)
Cash and cash equivalents at the beginning of the period	7,401	14,489
Effect of translation adjustments on cash and cash equivalents	8	(4)

Cash and cash equivalents at the end of the period	9,592	5,438

Condensed Consolidated Unaudited Interim Statements

Reconciliation of Adjusted Operating Loss

	For the nine months ended September 30,		For the three months ended September 30,
	2025	2024	2025	2024
	USD thousand	USD thousand	USD thousand	USD thousand

Operating loss for the period	4,013	9,989	1,367	2,133
Less ESOP expenses	(203)	(614)	(51)	(130)
	3,810	9,375	1,316	2,003